Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Amendment No. 2 to the Registration Statement (Form S-3 No. 333-221374) and related Prospectus of Telaria Inc. (formerly Tremor Video, Inc.) for the registration of common stock, preferred stock, debt securities, warrants and 30,000,000 shares of common stock offered by selling stockholders and to the incorporation by reference therein of our reports dated March 18, 2019, with respect to the consolidated financial statements of Telaria, Inc. and the effectiveness of internal control over financial reporting of Telaria, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2018, filed with the Securities and Exchange Commission.

/s/Ernst & Young

July 18, 2019